

January 27, 2012

Mr. Tony N. Frudakis
President and Principal Executive Officer
Skyview Holdings Corp.
12913 42nd Ter. West
Cortez, FL 34215

> **Re:** **Skyview Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed May 2, 2011**
> **File No. 0-52480**

Dear Mr. Frudakis:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that your independent auditors do not refer to your statement of changes in stockholders' equity from January 11, 2007 (date of inception) through December 31, 2010 within the first paragraph of its independent auditors' report. Please obtain and include a revised independent auditors' report that refers to the statement of changes in stockholders' equity from January 11, 2007 (date of inception) through December 31, 2010. Refer to the guidance in Public Company Accounting Oversight Board Auditing Standard No. 1 and Rule 2-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief